Exhibit 10.1
RETIREMENT AGREEMENT
     THIS AGREEMENT (the “Agreement”) is entered into on June 27, 2008, effective as of June 30, 2008 (the “Retirement Date”), among First National Bank of Pennsylvania (the “Employer”), F.N.B. Corporation (“F.N.B. Corporation”) and Gary J. Roberts (the “Executive”).
     WHEREAS, the Employer, F.N.B. Corporation and the Executive entered into an Employment Agreement effective as of October 18, 2007 (the “Employment Agreement”); and
     WHEREAS, the Employer, F.N.B. Corporation and the Executive now consider it desirable to agree to the terms and conditions of the Executive’s retirement from the Company;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the Employer, F.N.B. Corporation and the Executive, intending to be legally bound hereby, mutually agree as follows:
     1. Retirement. On the Retirement Date, this Agreement shall supersede and replace the Employment Agreement. The Executive’s employment shall terminate on the Retirement Date. The Executive shall deliver to the Board of Directors of the Employer (the “Board”), his resignation from all offices, directorships and positions with the Employer, F.N.B. Corporation and their affiliates, and shall be deemed to have resigned from all offices and fiduciary positions with any employee benefit plans, on the Retirement Date.
     2. Release. After the Retirement Date, and as a condition to receiving any payment, coverage or benefit provided in this Agreement, the Executive shall execute, deliver to the Employer and not revoke the Agreement and General Release attached as Exhibit A to this Agreement (the “Release Agreement”).
     3. Retirement Payments. The Employer shall pay or provide to the Executive, promptly after the Release Agreement becomes effective, the severance benefits described in paragraphs (a) through (j) below, subject to paragraph (k) below:
          (a) The Employer shall allow the Executive to continue participation for himself and his eligible dependants under the Employer’s group health plan on the same terms as applicable to active employees at no expense to the Executive for a period equal to the lesser of (i) eighteen (18) months, or (ii) the period from the Retirement Date through the date the Executive first becomes eligible for coverage under any group health plan of another employer; and provided further that participation for any eligible dependent shall cease upon such dependent becoming eligible for coverage under any group plan of another employer. To the extent these payments are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then such expenses must be incurred before the last day of the second taxable year following the taxable year in which the Retirement Date occurred, provided that any reimbursement for such expenses be paid before the Executive’s third taxable year following the taxable year in which the Retirement Date occurred.
          (b) Executive shall be entitled to participate in Employer’s retiree health plan at Employee’s expense after Employee’s coverage under Section 3(a) concludes.
          (c) The Employer shall continue to pay the Executive through December 31, 2009, the Executive’s Base Salary (as defined in the Employment Agreement) as of the Retirement Date, in accordance with the Employer’s generally applicable payroll policies.
          (d) The Employer shall pay the Executive a single lump sum amount equal to $91,884.00 in lieu of annual bonus for 2008, by the later of July 15, 2008, or five days following the date on which the Release Agreement becomes effective.
          (e) The Employer shall pay to the Executive, by the later of July 15, 2008, or five days following the date on which the Release Agreement becomes effective, or the next regular scheduled payroll, an amount equal to the sum of (i) the Executive’s Base Salary accrued through the Retirement Date, (ii) any amounts payable under any of the employee benefit plans of the Employer or F.N.B. Corporation in accordance with the terms of such plans, and (iii) in lieu of any accrued but unpaid vacation in accordance with the terms of the Employer’s vacation plan, an amount equal to $38,167.00.
          (f) The Employer shall pay to the Executive by August 31, 2008, any unreimbursed business expenses incurred by the Executive on the Employer’s behalf, in accordance with the Employer’s reimbursement policies.
          (g) For purposes of the Employer’s Basic Retirement Plan, the Executive shall be treated as if he had continued in active employment with the Employer through December 31, 2009, at a Base Salary equal to that in effect as of the Retirement Date, and as if he had received an annual bonus of $91,884.00 for 2008 and $91,884.00 for 2009.
          (h) The Executive shall have the opportunity to purchase his Employer-provided automobile at net book value, as of the Retirement Date.
          (i) The Executive shall be entitled to vesting of restricted stock awards in accordance with the applicable plan, the 2001 Incentive Plan or the 2007 Incentive Plan, and any award agreement.
          (j) The Employer shall pay the Executive his balance in the F.N.B. Corporation ERISA Excess Lost Match Plan on January 15, 2009, in accordance with the plan terms.
          (k) Each payment under paragraphs 3(b), (d), (e) or (f) of this Agreement is intended to be treated as one of a series of separate payments for purposes of Code Section 409A and Treas. Reg. §1.409A-2(b)(2)(iii) (or any similar or successor provisions). If a payment under paragraphs (b), (d), (e) or (f) above does not qualify as a short-term deferral under Code Section 409A and Treas. Reg. §1.409A-1(b)(4) (or any similar or successor provisions), and the Executive is a Specified Employee as of the Retirement Date, distributions to the Executive may not be made before the date that is six months after the Retirement Date or, if earlier, the date of the Executive’s death (the “Six-Month Delay Rule”). Payments to which the Executive would otherwise be entitled during the first six months following the Retirement Date (the “Six-Month Delay”) will be accumulated and paid on the first day of the seventh month following the Retirement Date. Notwithstanding the Six-Month Delay Rule set forth in this paragraph 3(k):
     (i) To the maximum extent permitted under Code Section 409A and Treas. Reg. §1.409A-1(b)(9)(iii) (or any similar or successor provisions), during each month of the Six-Month Delay, the Employer will pay the Executive an amount equal to the lesser of (A) the total monthly severance provided under paragraph (b), (d) (e) and (f) above, or (B) one-sixth (1/6) of the lesser of (1) the maximum amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which the Retirement Date occurs, and (2) the sum of the Executive’s annualized compensation based upon the annual rate of pay for services provided to the Employer for the taxable year of the Executive preceding the taxable year of the Executive in which the Retirement Date occurs (adjusted for any increase during that year that was expected to continue indefinitely if the Executive had not had a Retirement Date); provided that amounts paid under this sentence will count toward, and will not be in addition to, the total payment amount required to be made to the Executive by the Employer under paragraphs 3(b), (d), (e) and (f);
     (ii) For purposes of this Agreement, “Specified Employee” has the meaning given that term in Code Section 409A and Treas. Reg. 1.409A-1(c)(i) (or any similar or successor provisions). The Employer’s “specified employee identification date” (as described in Treas. Reg. 1.409A-1(c)(i)(3)) will be December 31 of each year, and the Employer’s “specified employee effective date” (as described in Treas. Reg. 1.409A-1(c)(i)(4) or any similar or successor provisions) will be February 1 of each succeeding year.
          (l) The Executive shall not be entitled to severance under any other employee benefit plan of the Employer or F.N.B. Corporation.
     4. Indemnification. The Executive shall at all times during his employment by the Employer and thereafter, be indemnified by the Employer and FNB Corporation to the fullest extent permitted by applicable law for any matter in any way relating to the Executive’s affiliation with the Employer, F.N.B. Corporation or their affiliates.
     5. Confidential Information. The Executive acknowledges that in the course of his employment by the Employer the Executive has received Confidential Information concerning the business of the Employer, F.N.B. Corporation and their affiliates and that the Employer desires to protect. The Executive agrees that he will not at any time during or after the period of his employment by the Employer, reveal to anyone outside the Employer, or use for his own benefit, any such information that has been designated as confidential by the Employer or understood by the Executive to be confidential, without specific written authorization by the Board. The Executive shall take all appropriate steps to safeguard Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. As used in this Agreement, the term “Confidential Information” means information that is not generally known to the public and that is used, developed or obtained by the Employer, F.N.B. Corporation or their affiliates in connection with their business, including but not limited to (i) products or services, (ii) fees, costs and pricing structures, (iii) designs, (iv) analysis, (v) drawings, photographs and reports, (vi) computer software, including operating systems, applications and program listings, (vii) flow charts, manuals and documentation, (viii) data bases, (ix) accounting and business methods, (x) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xi) customers and clients and customer or client lists, (xii) copyrightable works, (xiv) all technology and trade secrets, (xv) business plans and financial models, and (xvi) all similar and related information in whatever form. Upon the Retirement Date, the Executive shall promptly deliver to the Employer any and all written materials, records and documents, including all copies thereof, made by the Executive or coming into his possession during or after the period of his employment by the Employer and retained by the Executive containing or concerning confidential information of the Employer and all other written materials furnished to and retained by the Executive for his use during employment (other than written materials that relate or are personal to the Executive), including all copies thereof, whether of a confidential nature or otherwise.
     6. Restrictive Covenants.
          (a) For the purposes of this Agreement, the term “Competitive Enterprise” shall mean any federal or state-chartered bank, trust company, savings and loan association, savings bank, credit union, consumer finance company, bank holding company, savings and loan holding company, unitary holding company, financial holding company or any of the foregoing types of entities in the process of organization or application for federal or state regulatory approval and shall also include other providers of financial services and entities that offer financial services or products that compete with the financial services and products currently or in the future offered by the Employer, F.N.B. Corporation or their respective subsidiaries or affiliates.
          (b) For a period of two years (the “Restricted Period”) immediately following the Retirement Date, the Executive shall not, provided that the Employer remains in compliance with its obligations under this Agreement:
     (i) serve as a director, officer, employee or agent of, or act as a consultant or advisor to, any Competitive Enterprise in any city or county in which the Employer, F.N.B. Corporation or their respective subsidiaries or affiliates are then conducting business or maintain an office. Notwithstanding the foregoing, the restriction does not apply to any location where the Employer is conducting business if such location is west of the state of Indiana;

     (ii) in any way, directly or indirectly, solicit, divert or contact any existing or potential customer or business of the Employer, F.N.B. Corporation or any of their respective subsidiaries or affiliates that the Executive solicited, had direct personal knowledge of or transacted business with during the employment of the Executive by the Employer for the purpose of selling any financial services or products that compete with the financial services or products offered by the Employer, F.N.B. Corporation or their respective subsidiaries and affiliates at the Retirement Date; or
     (iii) solicit or assist in the employment of any employee of the Employer, F.N.B. Corporation or their respective subsidiaries or affiliates for the purpose of becoming an employee of or otherwise provide services for any Competitive Enterprise.
          (c) The Executive and the Employer agree that neither shall make in any way, directly or indirectly, any oral or written statement, comment or other communication designed or intended to impugn, disparage or otherwise malign, in a material way, the reputation, ethics, competency, morality or qualification of the Executive and the Employer, F.N.B. Corporation or any of their respective subsidiaries or affiliates or any of their respective directors, officers, employees or customers. In order for Executive’s alleged oral comments to be considered a breach of this section, the person who heard the comment must provide a written affidavit.
          (d) The Executive agrees that all materials, inventions, discoveries, improvements or the like that the Executive, individually or with others, originated, developed or reduced to practice while employed with the Employer (individually, a “Creation” and collectively, the “Creations”) shall, as between the Employer and the Executive, belong to and be the sole property of the Employer. The Executive hereby waives any and all “moral rights,” including, but not limited to, any right to identification of authorship, right of approval on modifications or limitation on subsequent modification, that the Executive may have in respect of any Creation. The Executive further agrees, without further consideration, to disclose each such Creation to the Board and to such other individuals as the Board may direct, on the Retirement Date. The Executive further agrees to execute and to join others in executing such applications, assignments and other documents as may be necessary or convenient to vest in the Employer or any client of the Employer, as appropriate, full title to each such Creation and as may be reasonably necessary or convenient to obtain United States and foreign patents or copyrights thereon to the extent the Employer or any client of the Employer, as appropriate, may choose. The Executive further agrees to testify in any legal or administrative proceeding relative to any such Creation whenever requested to do so by the Employer, provided that the Employer agrees to reimburse the Executive for any reasonable expenses incurred in providing such testimony.
          (e) The Executive agrees that following the Retirement Date and during any period that he is receiving payments or benefits under paragraph 3 of this Agreement, he will be available on a reasonable basis consistent with and subject to the Executive’s other responsibilities to assist the Employer or F.N.B. Corporation, and will upon request assist the Employer or F.N.B. Corporation, (i) as necessary to ensure the orderly transition of his duties and responsibilities and (ii) in the prosecution or defense of any claims, suits, litigation, arbitrations, investigations, or other proceedings, whether pending or threatened involving the Employer. Such assistance shall include, but not by way of limitation, attending meetings with and truthfully and completely answering questions posed by representatives of the Employer. The Employer shall reimburse the Executive for his reasonable and necessary expenses incurred at the request of the Employer upon submission of appropriate supporting documents.
          (f) The parties hereto expressly agree that in the event that any of the provisions, covenants, warranties or agreements in this Agreement are held to be in any respect an unreasonable restriction upon the Executive or are otherwise invalid, for whatsoever cause, then the court so holding is hereby authorized to (a) reduce the territory to which said covenant, warranty or agreement pertains, the period of time in which said covenant, warranty or agreement operates or the scope of activity to which said covenant, warranty or agreement pertains or (b) effect any other change to the extent necessary to render any of the restrictions contained in this Agreement enforceable.
     7. Entire Agreement; Amendment. This Agreement contains the entire agreement between the Employer and the Executive with respect to the subject matter of this Agreement and supersedes the Employment Agreement dated as of October 18, 2007, between the Executive and the Employer, and may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by the parties hereto.
     8. Assignability. This Agreement shall be binding upon, and inure to the benefit of, the Employer and its successors and assigns under this Agreement. This Agreement shall not be assignable by the Executive, but shall inure to the benefit of the Executive’s heirs, executors, administrators and legal representatives. The Employer shall require any subsequent successor, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all of the business or assets of the Employer to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place.
     9. Notice. Any notice that may be given under this Agreement shall be in writing and be deemed given when hand delivered and acknowledged or, if mailed, one day after mailing by registered or certified mail, return receipt requested, or if delivered by an overnight delivery service, one day after the notice is delivered to such service, to either party hereto at their respective addresses stated above, or at such other address as either party may by similar notice designate.
     10. Specific Performance. The Executive acknowledges that after the Retirement Date, he will be able to earn a livelihood without violating the restrictions of paragraph 6, and that his ability to earn a livelihood without violating such restrictions is a material condition to his employment with the Employer. The Executive acknowledges that compliance with the covenants set forth in paragraphs 5 and 6 is necessary to protect the business, goodwill and Confidential Information of the

Employer, F.N.B. Corporation and their clients and customers, and that a breach of these restrictions will irreparably and continually damage the Employer, F.N.B. Corporation or their clients and customers for which money damages may not be adequate. Consequently, the Executive agrees that, in the event that he breaches any of these covenants, the Employer shall be entitled to a temporary, preliminary or permanent injunction in order to prevent the continuation of such harm without any obligation to post a bond. In addition, without limiting the Employer’s remedies for any breach of any restriction on the Executive set forth in paragraphs 5 or 6 hereof, except as required by law, the obligation of the Employer to pay any amounts payable to the Executive under paragraph 3 of this Agreement is contingent upon Executive’s acting in accordance with the covenants of this Agreement and in the event of any material breach of such obligations, the Employer’s obligation to make further payments shall terminate. Nothing in this agreement, however, shall be construed to prohibit the Employer from also pursuing any other remedy, the parties having agreed that all remedies are to be cumulative. The parties expressly agree that the Employer may, in its sole discretion, choose to enforce the covenants in paragraphs 5 and 6 hereof in part of to enforce any of said covenants to a lesser extent than that set forth herein.
     11. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties (and the Executive’s heirs, executors, administrators and legal representatives) any rights or remedies of any nature under or by reason of this Agreement.
     12. Mitigation. Except as specifically provided in subparagraph 3(a), the Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer or by retirement benefits payable after the termination of this Agreement.
     13. Waiver of Breach. The failure at any time to enforce or exercise any right under any of the provisions of this Agreement or to require at any time performance by the other parties of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement or any part hereof, or the right of any party hereafter to enforce or exercise its rights under each and every provision in accordance with the terms of this Agreement.
     14. No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this paragraph 14 shall preclude the assumption of such rights by executors, administrators or other legal representatives of the Executive or his estate and their assigning any rights hereunder to the person or persons entitled hereto.

     15. Severability. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision, or any part thereof, but this Agreement shall be construed as if such invalid or unenforceable term, phrase, clause, paragraph, restriction, covenant, agreement or other provision had never been contained herein unless the deletion of such term, phrase, clause, paragraph, restriction, covenant, agreement or other provision would result in such a material change as to cause the covenants and agreements contained herein to be unreasonable or would materially and adversely frustrate the objectives of the parties as expressed in this Agreement.
     16. Construction and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflict of laws. All headings in this Agreement have been inserted solely for convenience of reference only, are not to be considered a part of this Agreement and shall not affect the interpretation of any of the provisions of this Agreement. In the event of any dispute or claim relating to or arising out of this Agreement (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race or other discrimination), the Executive and the Employer agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association (“AAA”) in Mercer County, Pennsylvania in accordance with the AAA’s National Rules for the Resolution of Employment Disputes, provided, however, that this arbitration provision shall not apply to, and the Employer shall be free to seek, injunctive or other equitable relief with respect to any actual or threatened breach or violation by the Executive of his obligations under paragraphs 5 and 6 hereof in any court having appropriate jurisdiction. The Executive acknowledges that by accepting this arbitration provision he is waiving any right to a jury trial in the event of a covered dispute. The arbitrator may, but is not required, to order that the prevailing party shall be entitled to recover from the losing party its attorneys’ fees and costs incurred in any arbitration arising out of this Agreement.
     17. Voluntary Agreement. The Executive and the Employer represent and agree that each has reviewed all aspects of this Agreement, has carefully read and fully understands all provisions of this Agreement, and is voluntarily entering into this Agreement. Each party represents and agrees that such party has had the opportunity to review any and all aspects of this Agreement, with the legal, tax and other advisor and advisors of such party’s choice before executing this Agreement, and have been fully advised as to same. The Executive acknowledges that the Employer has made no representations or warranties to the Executive concerning the terms, enforceability or implications of this Agreement other than as are reflected in this Agreement. This Agreement has been fully and freely negotiated by the parties hereto, shall be considered as having been drafted jointly by the parties hereto, and shall be interpreted and construed as if so drafted, without construction in favor of or against any party on account of its or his participation in the drafting hereof.

     18. Withholding and Offset. The Employer may withhold from any payment that it is required to make under this Agreement amounts sufficient to satisfy applicable withholding requirements under any federal, state or local law. The Executive further agrees that, (i) any sums which Executive has acknowledged in writing that is owed to the Employer or F.N.B. Corporation may be deducted from the Executive’s paychecks (or any bonus checks) in amounts that are in accordance with applicable law, (ii) any sums owed under the Executive’s Employer-provided charge card which is not an expense incurred by Executive in connection with the performance of Executive’s duties and responsibilities under this Agreement upon the termination of the Executive’s employment (for whatever reason) may be deducted by the Employer or F.N.B. Corporation from any outstanding paycheck in amounts that are in accordance with applicable law and make the Employer-provided charge card payments on the Executive’s behalf, and (iii) he will execute such authorizations as may be required by State law, if any, to permit and effectuate such deductions.
     19. Counterparts. The parties may execute this Agreement in one or more counterparts, all of which together shall constitute but one Agreement.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FIRST NATIONAL BANK OF PENNSYLVANIA
/s/ Gary J. Roberts

Gary J. Roberts, Executive
By:	/s/Stephen J. Gurgovits

Stephen J. Gurgovits, Chairman of the Board of Directors

F.N.B. CORPORATION

By:	/s/Stephen J. Gurgovits

Stephen J. Gurgovits, Chairman of the Board of Directors

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